[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 20, 2017

VIA EDGAR

David L. Orlic

Division of Investment Management

Disclosure Review Office

Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	The Gabelli Global Small and Mid Cap Value Trust

(File Nos. 333-207415 & 811-22884)

Dear Mr. Orlic:

Thank you for your oral comments provided on August 24, 2017 regarding your review of Post-Effective Amendment No. 2 to the registration statement on Form N-2 filed on July 13, 2017 (the “Registration Statement”) by The Gabelli Global Small and Mid Cap Value Trust (the “Fund”) with the U.S. Securities and Exchange Commission. The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes will be reflected in Post-Effective Amendment No. 3 (the “Amendment”) to the Registration Statement, which the Fund intends to file after you have reviewed the responses contained herein.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

* * * * * * *

David L. Orlic

September 20, 2017

Comments and Responses

Cover Page

1.	Please add to the cover page a reference to the Statement of Additional Information and Shareholder reports being available on the Fund’s website, or explain on the cover page why they are not so available.

The Fund will add the following disclosure to the cover page: “Our annual and semiannual reports are also available on our website (www.gabelli.com). The Statement of Additional Information is only updated in connection with an offering and is therefore not available on the Fund’s website.”

Prospectus Summary

2.	Page 10 of the Prospectus Summary refers to industry risk. Please state whether the Fund currently has near twenty-five percent of its assets invested in a single industry. If so, please identify the industry and include disclosure of risks specific to that industry.

As of June 30, 2017, the Fund did not have near twenty-five percent of its assets invested in a single industry.

3.	Page 10 of the Prospectus Summary refers to leverage risk. Please state whether the Fund uses leverage through derivatives and notes. If so, please add additional disclosure on the Fund’s use of leverage through derivatives and notes.

The Fund does not currently use derivatives or notes to achieve leverage; however, its investment policies give it the freedom to do so. In light of this, the Fund believes that its risk disclosure under the referenced risk factor, as well as in numerous other areas of the Registration Statement, adequately sets forth the risks associated with issuing notes or investing in derivatives. See, e.g., under the section “Risk Factors and Special Considerations” of the Prospectus, “—Special Risks Related to Investment in Derivatives,” “—Government Intervention in Financial Markets Risk,” “—Economic Events and Market Risk,” “—Special Risks to Holders of Common Shares—Leverage Risk,” “—Special Risks to Holders of Common Shares—Leverage Risk—Preferred Share and Note Risk,” “—Special Risks to Holders of Common Shares—Leverage Risk—Impact on Common Shares,”“—Special Risks of Notes”, “—Special Risks of Notes to Holders of Preferred Shares,” “—Special Risks to Holders of Notes and Preferred Shares,” under the section “Investment Objectives and Policies” of the

David L. Orlic

September 20, 2017

Prospectus, “—Certain Investment Practices—Leveraging,” and under the section “Additional Risks Relating to Derivative Investments” of the Statement of Additional Information, “—Counterparty Risk,” “—Failure of Futures Commission Merchants and Clearing Organizations Risks,” “—Dodd-Frank Act Risk,” “—Special Risk Considerations Relating to Futures and Options Thereon,” “—Limitations on the Purchase and Sale of Futures Contracts and Options on Futures Contracts,”—Additional Risks of Foreign Options, Futures Contracts, Options on Futures Contracts and Forward Contracts,” and “—Risks of Currency Transactions.”

Summary of Fund Expenses

4.	Please add to the lead-in to the Summary of Fund Expenses on page 20 a statement that all expenses of the Fund are borne directly or indirectly by the Fund and the holders of its common shares.

The Fund will revise the lead-in to the Summary of Fund Expenses as follows: “The following table shows the Fund’s expenses, which are borne directly or indirectly by holders of the Fund’s common shares, including preferred shares offering expenses, as a percentage of net assets attributable to common shares.”

5.	If the Fund anticipates issuing notes or subscription rights in the first year following effectiveness of the Registration Statement, please include an estimate of the offering expenses of such offerings or add disclosure that the Fund has no current intention of issuing notes or subscription rights in the first year following effectiveness of the Registration Statement.

The Fund has informed us that it may issue subscription rights, but not notes, in the first year following effectiveness of the Registration Statement. The Fund will therefore add the following statement in a footnote to the Summary of Fund Expenses: “The Fund has no current intention of borrowing from a lender or issuing notes during the one year following the date of this Prospectus.” With respect to the offering costs associated with subscription rights, these costs are included within the existing estimates related to common and preferred share offerings.

6.	Please add disclosure in Footnote 1 explaining how the Sales Load of 1.84% is calculated. In addition, please disclose in Footnote 1 that the preferred shares sales load is an expense borne by the Fund and indirectly by the holders of its common shares.

David L. Orlic

September 20, 2017

The Fund will add the following disclosure to Footnote 1: “The total sales load was estimated by adding together the dollar amount of the estimated sales loads on the estimated common and preferred share offerings, and dividing by the total maximum offering price of securities that may be sold pursuant to this registration statement. Sales load on preferred shares is an expense borne by the Fund and indirectly by the holders of its common shares. This estimated expense, which amounts to $1,228,500, based on the estimated preferred share offering amount of $39 million, is reflected in the expense example following this table, and reflects an expense to common shareholders that is estimated to equal 0.71% of net assets attributable to common shares, assuming net assets attributable to common shares of approximately $171.9 million (which includes issuance of $61 million in common shares).”

7.	Please provide us with mathematical support for the figures provided in the Expense Example following the Summary of Fund Expenses.

The expense example assumes an initial investment of $1,000 with 5% growth. It is further assumed that the offering costs are deducted from the initial investment, and the annual expense ratio is applied to the value of the investment each year.

The offering costs are calculated by totaling the estimated common and preferred share offering costs, dividing that by the estimated net assets attributable to common shares (assuming completion of the estimated issuances) and then multiplying by $1,000.

Based on the foregoing and following assumptions, the expense example in the Amendment will reflect the following expenses for the 1-, 3-, 5- and 10-year periods, respectively: $63, $141, $220, $426 (further assumptions: 3.89% annual expense ratio, common sales load of $10, preferred sales load of $31.50 and common and preferred offering costs of $6.67).

8.	Please describe the Fund’s accounting treatment for preferred share sales load and offering expenses in the Fund’s books and records.

The Fund supplementally informs the staff that the offering costs and sales load related to offerings of preferred shares are accounted for as reductions in paid-in capital.

David L. Orlic

September 20, 2017

Use of Proceeds

9.	Under the “Use of Proceeds” heading, the Prospectus Summary provides that “changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months.” Please describe the types of market conditions that could result in such an extension.

The Fund will add the following disclosure to the Use of Proceeds sections in the Prospectus Summary, Prospectus, and Prospectus Supplements: “This could occur because the Investment Adviser follows a value-oriented investment strategy; therefore, market conditions could result in the Investment Adviser delaying the investment of proceeds if it believes the margin of risk in making additional investments is not favorable in light of its value-oriented investment strategy. See ‘Investment Objective and Policies—Investment Methodology of the Fund.’”

Investment Objective and Policies

10.	The Investment Objectives and Policies section on Page 25 provides that there are no maturity or credit quality requirements for Fund investments in U.S. and non-U.S. non-convertible debt. Please provide, where appropriate in the Prospectus, a definition of duration (i.e., that it measures sensitivity to interest rates, and not time), as well as an example showing how a 1% increase in interest rates affects the value of the Fund’s assets at a given duration.

The Fund will add the following disclosure to the Investment Objectives and Policies section:

Duration and Maturity Risk for Fixed-Income Securities. The Fund has no set policy regarding portfolio maturity or duration of the fixed-income securities it may hold. The Investment Adviser may seek to adjust the duration or maturity of the Fund’s fixed-income holdings based on its assessment of current and projected market conditions and all other factors that the Investment Adviser deems relevant. In comparison to maturity (which is the date on which the issuer of a debt instrument is obligated to repay the principal amount), duration is a measure of the price volatility of a debt instrument as a result in changes in market rates of interest, based on the weighted average timing of the instrument’s expected principal and interest payments. Specifically, duration measures the anticipated percentage change in NAV that is expected for every percentage point change in interest rates. The two have an inverse relationship. Duration can be a useful tool to estimate anticipated price changes to a fixed pool of income securities

David L. Orlic

September 20, 2017

associated with changes in interest rates. For example, a duration of five years means that a 1% decrease in interest rates will increase the NAV of the portfolio by approximately 5%; if interest rates increase by 1%, the NAV will decrease by 5%. However, in a managed portfolio of fixed income securities having differing interest or dividend rates or payment schedules, maturities, redemption provisions, call or prepayment provisions and credit qualities, actual price changes in response to changes in interest rates may differ significantly from a duration-based estimate at any given time. Actual price movements experienced by a portfolio of fixed income securities will be affected by how interest rates move (i.e., changes in the relationship of long term interest rates to short term interest rates), the magnitude of any move in interest rates, actual and anticipated prepayments of principal through call or redemption features, the extension of maturities through restructuring, the sale of securities for portfolio management purposes, the reinvestment of proceeds from prepayments on and from sales of securities, and credit quality-related considerations whether associated with financing costs to lower credit quality borrowers or otherwise, as well as other factors. Accordingly, while duration maybe a useful tool to estimate potential price movements in relation to changes in interest rates, investors are cautioned that duration alone will not predict actual changes in the net asset or market value of the Fund’s shares and that actual price movements in the Fund’s portfolio may differ significantly from duration-based estimates. Duration differs from maturity in that it takes into account a security’s yield, coupon payments and its principal payments in addition to the amount of time until the security matures. As the value of a security changes over time, so will its duration. Prices of securities with longer durations tend to be more sensitive to interest rate changes than securities with shorter durations. In general, a portfolio of securities with a longer duration can be expected to be more sensitive to interest rate changes than a portfolio with a shorter duration. Any decisions as to the targeted duration or maturity of any particular category of investments will be made based on all pertinent market factors at any given time. The Fund may incur costs in seeking to adjust the portfolio average duration or maturity. There can be no assurance that the Investment Adviser’s assessment of current and projected market conditions will be correct or that any strategy to adjust duration or maturity will be successful at any given time.

11.	Page 27 of the Prospectus refers to convertible securities. If the Fund invests or will invest in contingent convertible securities (“CoCos”) as a principal type of investment, then CoCos should be described, the amount the Fund might invest in CoCos should be disclosed, and there should be risk disclosure regarding CoCos.

David L. Orlic

September 20, 2017

The Fund has informed us that it does not currently invest, and has no current intention of investing, in CoCos as a principal type of investment.

12.	Page 31 of the Prospectus states that, “In general, securities which are the subject of such an offer or proposal sell at a premium to their historic market price immediately prior to the announcement of the offer or may also discount what the stated or appraised value of the security would be if the contemplated transaction were approved or consummated.” Please consider whether this sentence should be revised for clarity.

The Fund will revise the referenced sentence as follows: “In general, securities which are the subject of such an offer or proposal sell at a premium to their historic market price immediately prior to the announcement of the offer or may also trade at a discount to what the stated or appraised value of the security would be if the contemplated transaction were approved or consummated.”

13.	Page 32 of the Prospectus Summary states that, “Since call option prices generally reflect increases in the price of the underlying security, any loss resulting from the repurchase of a call option may also be wholly or partially offset by unrealized appreciation of the underlying security.” If accurate, please add disclosure following this sentence that any gain resulting from the repurchase of a call option may also be wholly or partially offset by unrealized depreciation of the underlying security.

The Fund will revise the referenced sentence as follows: “Since call option prices generally reflect increases in the price of the underlying security, any loss resulting from the repurchase of a call option may also be wholly or partially offset by unrealized appreciation of the underlying security, and any gain resulting from the repurchase of a call option may also be wholly or partially offset by unrealized depreciation of the underlying security.”

14.	Page 33 of the Prospectus Summary provides that the Fund may make short sales of securities. Please confirm that the Summary of Fund Expenses reflects interest and dividend expenses paid on short sales, if any.

The Fund confirms that the Summary of Fund Expenses reflects interest and dividend expenses paid on short sales, if any.

David L. Orlic

September 20, 2017

Risk Factors and Special Considerations

15.	On page 40 of the Prospectus, the second paragraph under the section heading for “Merger Arbitrage Risk” appears unrelated to Merger Arbitrage Risk. Please explain how this paragraph relates to Merger Arbitrage Risk or provide a separate heading for this paragraph.

The Fund will separate this paragraph into its own heading (“Recapitalization Risk”).

16.	On page 52 of the Prospectus, the Section “1940 Act Regulation” contains the following sentence: “Generally speaking, any contract or provision thereof that is made, or where performance involves a violation of the 1940 Act or any rule or regulation thereunder is unenforceable by either party unless a court finds otherwise.” Please consider revising this sentence for clarity.

The Fund will revise the referenced sentence as follows: “Generally speaking, any contract or provision thereof that is made in violation of the 1940 Act or any rule or regulation thereunder, or the performance of which involves violation of the 1940 Act or any rule or regulation thereunder, is unenforceable by either party unless a court finds otherwise.”

17.	Under the heading “Risk Factors and Special Considerations—Special Risks to Holders of Common Shares—Leverage Risk—Impact on Common Shares,” please disclose the annual return necessary to cover annual dividend payments on preferred shares. See Item 8.3.b.2 of Form N-2.

The Fund will add the following disclosure under the referenced heading: “Assuming that leverage will (1) be equal in amount to approximately 29% of the Fund’s total net assets, and (2) charge interest or involve dividend payments at a projected blended annual average leverage dividend or interest rate of 5.34%, then the annual return generated by the Fund’s portfolio (net of estimated expenses) must exceed approximately 1.55% of the Fund’s total net assets in order to cover such interest or dividend payments and other expenses specifically related to leverage. Of course, these numbers are merely estimates, used for illustration. Actual dividend rates, interest or payment rates and other expenses specifically related to leverage may vary and may be higher or lower than the rate estimated above.”

David L. Orlic

September 20, 2017

Management of the Fund

18.	If true, disclose under “Management of the Fund—Payment of Expenses” that rating agency fees and organizational expenses are encompassed within “other expenses properly payable by the Fund” that will be borne by the holders of the Fund’s common shares.

The Fund will add the following disclosure, italicized for purposes of this comment response, under the referenced heading: “In addition to the fees of the Investment Adviser, the Fund, and indirectly the holders of its common shares, is responsible for the payment of all its other expenses incurred in the operation of the Fund, which include, among other things, underwriting compensation and reimbursements in connection with sales of the Fund’s securities, expenses for legal and the Fund’s independent registered public accounting firm’s services, stock exchange listing fees and expenses, costs of printing proxies, share certificates and shareholder reports, charges of the Fund’s Custodian, any sub-custodian and any transfer agent and distribution disbursing agent, expenses in connection with the Automatic Dividend Reinvestment Plan and the Voluntary Cash Purchase Plan, SEC fees and preparation of filings with the SEC, fees and expenses of Trustees who are not officers or employees of the Investment Adviser or its affiliates, accounting and printing costs, the Fund’s pro rata portion of membership fees in trade organizations, compensation and other expenses of officers and employees of the Fund (including, but not limited to, the Chief Compliance Officer, Vice President and Ombudsman) as approved by the Fund’s Trustees, fidelity bond coverage for the Fund’s officers and employees, Trustees’ and officers’ errors and omissions insurance coverage, interest, brokerage costs, taxes, expenses of qualifying the Fund’s shares for sale in various states, expenses of personnel performing shareholder servicing functions, rating agency fees, organizational expenses, litigation and other extraordinary or non-recurring expenses and other expenses properly payable by the Fund.”

Description of the Securities

19.	Page 76 of the Prospectus, under the heading “Subscription Rights,” states that “the Fund will not issue subscription rights to preferred shareholders to buy common shares at a price less than the current net asset value of the common shares.” Please explain how issuing subscription rights to purchase common shares at a net price at or above NAV per share to preferred shareholders is not dilutive to common shareholders and your legal basis for such issuances. Further, explain how the Fund’s board of trustees could make a determination that such issuances would be in the best interest of the Fund and existing shareholders.

David L. Orlic

September 20, 2017

Selling common shares at a net price at or above NAV per share is not prohibited by Section 23(b) of the 1940 Act. The Fund does not believe it makes any difference whether those shares are issued in an underwritten offering, in “at the market” sales or via a rights offering that includes preferred shareholders. Such sales would not be any more dilutive to existing common shareholders’ NAV (through the incurrence of offering expenses other than sales load) or voting power than other commonly used methods of selling common shares at a net price at or above NAV per share (such as underwritten offerings or “at the market” sales programs), and could be accretive to NAV per share.

Nonetheless, the Fund has no current intent to make such a rights offering and will therefore revise the referenced disclosure to reflect that it will only issue subscription rights to holders of its (i) common shares to purchase common and/or preferred shares or (ii) preferred shares to purchase preferred shares (subject to applicable law). Cf. The Gabelli Healthcare & WellnessRx Trust, Form N-2 filed on April 5, 2017.

Anti-Takeover Provisions of the Fund’s Governing Documents

20.	Page 78 of the Prospectus states, “Special voting requirements of 75% of the outstanding voting shares (in addition to any required class votes) apply to mergers into or a sale of all or substantially all of the Fund’s assets, liquidation, conversion of the Fund into an open-end fund or interval fund and amendments to several provisions of the Declaration of Trust, including the foregoing provisions. In addition, 80% of the holders of the outstanding voting securities of the Fund voting as a class is generally required in order to authorize any of the following transactions…” Please disclose whether this voting requirement is higher than that imposed by applicable law. Please also disclose whether the trustees have considered these provisions and determined that they are in the best interests of shareholders.

The Fund will add the following disclosure to the referenced section: “The foregoing 75% and 80% voting requirements, which have been considered and determined to be in the best interests of shareholders by the Trustees, are greater than the voting requirements imposed by the 1940 Act and applicable Delaware law.”

David L. Orlic

September 20, 2017

Repurchase of Common Shares

21.	Page 79 of the Prospectus, under the heading “Repurchase of Common Shares,” states, “While the Fund may incur debt to finance common share repurchases, such debt financing would require further approval of the Board.” Please add further disclosure as to how repurchases will be funded and how much debt the Fund can incur for this purpose.

While the Fund reserves the flexibility to incur debt to fund repurchases of common shares, the Fund does not currently intend to incur debt to do so, and will add the following disclosure to that effect, italicized for purposes of this comment response, under the referenced heading: “While the Fund may incur debt to finance common share repurchases, such debt financing would require further approval of the Board, and the Fund does not currently intend to incur debt to finance common share repurchases.” If in the future the Fund’s intent changes, the Fund will supplement the Prospectus to add appropriate disclosure consistent with this comment.

Prospectus Supplements (General Comments)

22.	Generally, where potential common share dilution in connection with rights offerings is described in the Prospectus Supplements, please add a form of example of such dilution.

The Fund will make the requested change, as reflected in Appendix A to this letter.

23.	Please confirm in your response letter that FINRA will review the proposed underwriting terms and arrangements of the offering to be made pursuant to each Prospectus Supplement.

The Fund confirms that it will submit, or ensure that the applicable underwriter submits, any underwritten offering to FINRA for its prior approval of the underwriting terms and arrangements to the extent that review by FINRA of such offering is required.

Prospectus Supplements

24.	The fee table located on page P-3 does not appear consistent with the other tables in the Prospectus describing the cash purchase plan and dividend reinvestment plan. Please review this fee table and ensure that it is consistent with the other fee tables in the Prospectus.

The Fund will revise Footnote 1 to the prospectus supplement fee tables as follows: “Shareholders participating in the Fund’s Automatic Dividend Reinvestment Plan do not incur any additional fees. Shareholders participating in

David L. Orlic

September 20, 2017

the Voluntary Cash Purchase Plan would pay $0.75 per transaction plus their pro rata share of brokerage commissions per transactions to purchase shares and $2.50 plus their pro rata share of brokerage commissions per transaction to sell shares. See ‘Automatic Dividend Reinvestment and Voluntary Cash Purchase Plans.’”

25.	The “Price Range of Common Shares” section on page P-4 discloses the last reported share price and net asset value of the Fund as of July 12, 2017. Please also disclose in this section the actual premium or discount to net asset value. See Item 8.5.c of Form N-2.

The Fund will add the following disclosure to the referenced sections in the prospectus supplements: “Accordingly, our common shares traded at a discount to net asset value of ([ ])% on [ ], 2017.”

26.	Page R-1 provides a form of prospectus supplement for notes. We remind the Fund not to use the term “senior” with respect to future offerings of its debt securities.

Noted.

27.	Page S-1 provides, “As a result of the Offering, you may experience dilution or accretion of the aggregate net asset value of your Common Shares depending upon whether the Fund’s net asset value per Common Share is above or below the subscription price on the expiration date.” Please place brackets around “or accretion” and “or below” in this sentence.

The Fund will make the requested change.

Statement of Additional Information

28.	Please revise the Fund’s securities lending disclosure consistent with the comments provided by the staff in connection with shelves filed by other funds in the Fund’s fund complex.

The Fund will make the requested change, as reflected in Appendix B to this letter.

29.

The cover page states that the Fund may offer subscription rights to purchase common and preferred shares together. Please include additional disclosure in the prospectus regarding what such subscription rights would entitle an investor to purchase. Please address whether the common and

David L. Orlic

September 20, 2017

preferred shares would be required to trade as a “unit” for any period of time following the expiration of such a rights offering and the issuance of securities pursuant thereto. If so, please consider whether it is necessary to register such a “unit” as a separate security. Please also add an undertaking in Item 34 that the Fund undertakes to only offer rights to purchase common and preferred shares together after a post-effective amendment to the Registration Statement relating to such rights has been declared effective.

The Fund will add the following disclosure to the prospectus under the heading “Description of Securities—Subscription Rights”:

Subscription Rights to Purchase Common and Preferred Shares. The Fund may issue subscription rights which would entitle holders to purchase both common and preferred shares in a ratio to be set forth in the applicable Prospectus Supplement. In accordance with the 1940 Act, the common share entitlement would not exceed one common share for every three rights held. It is expected that rights to purchase both common and preferred shares would require holders to purchase an equal number of common and preferred shares, and would not permit holders to purchase an unequal number of common or preferred shares, or purchase only common shares or only preferred shares. For example, such an offering might be structured such that three rights would entitle an investor to purchase one common share and one preferred share, and such investor would not be able to choose to purchase only a common share or only a preferred share upon the exercise of his, her or its rights.

The common shares and preferred shares issued pursuant to the exercise of any such rights, however, would at all times be separately tradeable securities. Such common and preferred shares would not be issued as a “unit” or “combination” and would not be listed or traded as a “unit” or “combination” on a securities exchange, such as the NYSE American, at any time. The applicable Prospectus Supplement will set forth additional details regarding an offering of subscription rights to purchase common and preferred shares.

While also addressed in the above disclosure, the Fund supplementally informs the staff that while it would expect the terms of any such rights offering to require investors to purchase both common and preferred shares together – and prohibit the exercise of rights to purchase only one or the other – the common and preferred shares purchased pursuant to such a rights offering would at no

David L. Orlic

September 20, 2017

time be required to trade together as a “unit” or a “combination.” Rather, from their initial issuance upon the expiration of the rights offering, each common share and each preferred share purchased would be separately listed and tradable. Such an offering would be similar to that conducted by The Gabelli Global Utility & Income Trust in 2013. See The Gabelli Global Utility & Income Trust, Prospectus Supplement, dated May 6, 2013, to Prospectus dated April 3, 2013 (File No. 333-175701).

The Fund therefore believes that it is not necessary to register any separate “unit” or “combination” security with respect to such an offering. Nonetheless, based on our discussions with the staff with respect to this comment, the Fund will add the following undertaking to Item 34 of the Registration Statement: “Registrant undertakes to only offer rights to purchase common and preferred shares together after a post-effective amendment to the Registration Statement relating to such rights has been declared effective.”

* * * * * * *

Should you have any additional comments or concerns, please do not hesitate to contact me at (617) 573-4836 or Tom DeCapo at (617) 573-4814.

Best regards,

/s/ Kenneth E. Burdon

Kenneth E. Burdon

David L. Orlic

September 20, 2017

Appendix A

Dilution. As with any security, the price of the Fund’s Common Shares fluctuates with market conditions and other factors. [The Common Shares are currently trading at a [premium] to their net asset value.] However, shares of closed-end investment companies frequently trade at a discount from their net asset values. This characteristic is a risk separate and distinct from the risk that the Fund’s net asset value could decrease as a result of its investment activities and may be greater for shareholders expecting to sell their Common Shares in a relatively short period of time following completion of this Rights offering. The net asset value of the Common Shares will be reduced immediately following this Rights offering as a result of the accrual of certain offering costs.

If you do not exercise all of your Rights, you may own a smaller proportional interest in the Fund when the Rights offering is over. In addition, you will experience an immediate dilution of the aggregate net asset value per share of your Common Shares if you do not participate in the Rights offering and will experience a reduction in the net asset value per share whether or not you exercise your Rights, if the Subscription Price is below the Fund’s net asset value per Common Share on the Expiration Date, because:

•	the offered Common Shares are being sold at less than their current net asset value;

•	you will indirectly bear the expenses of the Rights offering; and

•	the number of Common Shares outstanding after the Rights offering will have increased proportionately more than the increase in the amount of the Fund’s net assets.

On the other hand, if the Subscription Price is above the Fund’s net asset value per share on the Expiration Date, you may experience an immediate accretion of the aggregate net asset value per share of your Common Shares even if you do not exercise your Rights and an immediate increase in the net asset value per share of your Common Shares whether or not you participate in the offering, because:

•	the offered Common Shares are being sold at more than their current net asset value after deducting the expenses of the Rights offering; and

•	the number of Common Shares outstanding after the Rights offering will have increased proportionately less than the increase in the amount of the Fund’s net assets.

[Furthermore, if you do not participate in the Over-Subscription Privilege, if it is available, your percentage ownership may also be diluted.] The Fund cannot state precisely the amount of any dilution because it is not known at this time what the net asset value per share will be on the Expiration Date or what proportion of the Rights will be exercised. The impact of the Rights offering on net asset value per share is shown by the following examples, assuming a $[ ] Subscription Price:

Scenario 1: (assumes net asset value per share is above subscription price)(1)

NAV	$	[	]
Subscription Price	$	[	]
Reduction in NAV($)(2)	$	[	]
Reduction in NAV(%)		[	]%

David L. Orlic

September 20, 2017

Scenario 2: (assumes net asset value per share is below subscription price)(1)

NAV	$	[	]
Subscription Price	$	[	]
Increase in NAV($)(2)	$	[	]
Increase in NAV(%)		[	]%

(1)	Both examples assume the full Primary Subscription and Secondary Over-Subscription Privilege are exercised.] Actual amounts may vary due to rounding.

(2)	Assumes $[ ] in estimated offering expenses.

If you do not wish to exercise your Rights, you should consider selling them as set forth in this Prospectus Supplement. Any cash you receive from selling your Rights may serve as partial compensation for any possible dilution of your interest in the Fund. The Fund cannot give assurance, however, that a market for the Rights will develop or that the Rights will have any marketable value.

[The Fund’s largest shareholders could increase their percentage ownership in the Fund through the exercise of the Primary Subscription and Over-Subscription Privilege.]

[Additional risks to be provided]

David L. Orlic

September 20, 2017

Appendix B

Loans of Portfolio Securities. Consistent with applicable regulatory requirements and the Fund’s investment restrictions, the Fund may lend its portfolio securities to securities broker-dealers or financial institutions, provided that such loans are callable at any time by the Fund (subject to notice provisions described below), and are at all times collateralized by cash or cash equivalents, which are maintained at all times in an amount equal to at least 100% of the market value, determined daily, of the loaned securities. The advantage of such loans is that the Fund continues to receive the income on the loaned securities while at the same time earning interest on the cash amounts deposited as collateral, which will be invested in short term highly liquid obligations. The Fund’s loans of portfolio securities will be collateralized in accordance with applicable regulatory requirements.

A loan may generally be terminated by the borrower on one business day’s notice, or by the Fund at any time thereby requiring the borrower to redeliver the borrowed securities within the normal and customary settlement time for securities transactions. If the borrower fails to deliver the loaned securities within the normal and customary settlement time for securities transactions, the Fund could use the collateral to replace the securities while holding the borrower liable for any excess of replacement cost over the value of the collateral pledged by the borrower. As with any extensions of credit, there are risks of delay in recovery and in some cases even loss of rights in the collateral should the borrower of the securities violate the terms of the loan or fail financially.

However, these loans of portfolio securities will only be made to firms deemed by the Investment Adviser to be creditworthy and when the income which can be earned from such loans justifies the attendant risks. The Board will oversee the creditworthiness of the contracting parties on an ongoing basis. Upon termination of the loan, the borrower is required to return the securities to the Fund. Any gain or loss in the market price during the loan period would inure to the Fund.

The risks associated with loans of portfolio securities are substantially similar to those associated with repurchase agreements. Thus, if the counter party to the loan petitions for bankruptcy or becomes subject to the United States Bankruptcy Code, the law regarding the rights of the Fund is unsettled. As a result, under extreme circumstances, there may be a restriction on the Fund’s ability to sell the collateral and the Fund would suffer a loss. Moreover, because the Fund will reinvest any cash collateral it receives, as described above, the Fund is subject to the risk that the value of the investments it makes will decline and result in losses to the Fund. These losses, in extreme circumstances such as the 2007-2009 financial crisis, could be substantial and have a significant adverse impact on the Fund and its shareholders.

When voting or consent rights which accompany loaned securities pass to the borrower, the Fund will follow the policy of calling the loaned securities, to be delivered within one day after notice, to permit the exercise of such rights if the matters involved would have a material effect on the Fund’s investment in such loaned securities. The Fund will pay reasonable finder’s, administrative and custodial fees in connection with a loan of its securities, and may also pay fees to one or more securities lending agents and/or pay other fees or rebates to borrowers.